        Exhibit 19.1

Insider Trading Policy

Policy Overview and Objectives. At Columbia Sportswear Company, we are committed to “Doing the Right Thing”. This means that we comply with all securities laws and regulations applicable to U.S. publicly traded companies. This Policy provides guidance for transactions in Columbia Sportswear Company securities and in the securities of other companies with whom we do business and promotes compliance with securities laws that prohibit persons who are aware of material non-public information about a company from trading in securities of that company or providing that information to others who may trade based on it (this is often referred to as “tipping”).

Policy Scope. This Policy applies to our Board of Directors and all employees of Columbia Sportswear Company and its subsidiaries and affiliates globally (collectively referred to as the “Company” or “CSC”), as well as Related Persons. “Related Persons” include your spouse and dependents and any other family member that shares your household as well as anyone who trades in Company securities at your direction or at the direction of a family member sharing your household (such as an investment manager or a trust, estate or corporation over which you have influence). This Policy continues to apply after you are no longer employed by or are no longer providing services to the Company if you are in possession of material non-public information.

Individual Responsibility. Please review this Policy carefully. You are responsible for complying with both the law and this Policy and the responsibility for determining whether you are in possession of material non-public information rests with you. No action or guidance provided by the Legal Department or any other employee or director of the Company constitutes legal advice to you as an individual and does not shield you from liability under the securities laws.

Policy. When you are aware of material non-public information about CSC or another company or if you are an Insider and the Trading Window is closed (as explained below), you may not:

•Buy, sell or otherwise trade in CSC (or that other company’s) securities;

•Disclose or “tip” material non-public information to any person who may buy or sell CSC (or that other company’s) securities on the basis of that information;

•Share material non-public information with fellow employees who do not have a business need to know the information; or

Insider Trading Policy    Date Adopted: 01-19-2006
Page 1 of 5    Date Amended: 01-30-2015; 04-24-2015; 07-20-2018; 01-27-2023
    Responsible Department: Legal

        Exhibit 19.1

•Share material non-public information with others, except when disclosure is in accordance with Company policies, including our Confidentiality Policy.

Certain transactions are exempt from this Policy. If a transaction is exempt, you may engage in it when you are in possession of material non-public information. The following transactions are exempt:

•Gifts of securities;

oNote: Section 16 insiders must consult with the Legal Department ten (10 business days prior to making a gift to a charitable, educational or similar institution to ensure compliance with applicable reporting requirements.

•Vesting of RSUs under Company equity plans;

•Company withholding of shares to satisfy tax withholding obligations in connection with RSU vesting;

•Cash exercises of stock options under Company equity plans (i.e. you pay the exercise price in cash and hold the shares)

oNote: Cashless exercises of options (i.e. shares are sold in the market to pay the exercise price and applicable taxes) are subject to this Policy and are not exempt.

•Transactions in Company securities made pursuant to a written plan that (i) complies with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Act”) and (ii) has been acknowledged by the Company’s General Counsel or Chief Financial Officer (referred to as a “10b5-1 trading plan”); and

•Purchases of Company stock made pursuant to an employee stock purchase plan (“ESPP”).

Material Non-public Information

Insider trading prohibitions apply when you possess information that is both material and non-public. “Material” information is any information that would influence a reasonable investor to buy, sell or hold securities. There is no bright line for determining whether information is material, and it is important to avoid even the appearance of improper trading. You should consider any information that could affect the Company’s stock price in either a positive or negative way to be material. Examples of material information may include:

•Earnings information, including historical results, future guidance, an increase or decrease in the Company’s quarterly earnings, or other information regarding positive or negative financial performance;

•Events affecting outstanding securities, such as defaults on senior securities, stock splits, dividends, share repurchases, or public or private sales of additional securities;

Insider Trading Policy    Date Adopted: 01-19-2006
Page 2 of 5    Date Amended: 01-30-2015; 04-24-2015; 07-20-2018; 01-27-2023
    Responsible Department: Legal

        Exhibit 19.1

•Mergers, acquisitions, tender offers, joint ventures, and similar transactions;

•Extraordinary or revolutionary new products, marketing plans or business developments;

•Developments concerning significant customers or suppliers (such as gaining or losing an important contract);

•Anticipated sales performance, including booking levels, futures orders, production forecasts, or other data;

•Changes in control of the Company or changes in senior management;

•Cybersecurity risks and incidents (for more information on disclosure of cybersecurity risks and incidents, review our Data Protection Notification Policy); and

•Any other unusual or extraordinary corporate transaction or activity, such as impending layoffs, filing of bankruptcy proceedings or closure of significant facilities.

Information is considered “non-public” until it is shared broadly with investors generally, such as through a press release. Company confidential information is inherently non-public information that may be subject to this Policy and may only be shared in accordance with the Company’s Confidentiality Policy.

Using or sharing material non-public information for personal financial benefit or to “tip” others who might use the information for their financial benefit or to make an investment decision is not only unethical but also illegal.

Insider Trading Window Guidelines

All members of our Board of Directors, executive officers (E1 designation and above) and certain employees who, by virtue of their position, are likely to have access to material non-public information, have been designated by the Company as “Insiders”. To promote compliance with this Policy, the Company has adopted Trading Window Guidelines pursuant to which Insiders and their Related Persons may only purchase, sell or otherwise trade in Company securities during certain periods of time referred to as “Trading Windows”. The Trading Window will usually begin (“open”) on the second business day after the public announcement by the Company of annual or quarterly financial results, and the Trading Window will usually end (“close”) on the last day of the second month of the quarter (February 28, May 31, August 31, and November 30, respectively). Under certain circumstances, the Company may, in its discretion, decide that the Trading Window will remain closed, or close early, for all Insiders or for a select group of individuals. Insiders are encouraged to contact the Company’s Legal Department prior to trading Company securities to confirm that the Trading Window is open. Even if the Trading Window is open, you may not trade in Company securities if you possess material non-public information.

10b5-1 Trading Plans

If you are a member of our Board of Directors or an executive officer of the Company, you may be eligible to participate in a 10b5-1 trading plan that allows you to establish a trading plan to

Insider Trading Policy    Date Adopted: 01-19-2006
Page 3 of 5    Date Amended: 01-30-2015; 04-24-2015; 07-20-2018; 01-27-2023
    Responsible Department: Legal

        Exhibit 19.1

sell a predetermined number of shares at a predetermined time, including during a closed window (e.g. automatic sales). You may establish a 10b5-1 trading plan only when a) the Trading Window is open and b) you are not in possession of material non-public information. Trading plans authorizing the exercise of stock options must be pursuant to a plan entered into with the Company’s designated broker. You are required to obtain an acknowledgment of any 10b5-1 trading plan from the Company’s General Counsel or Chief Financial Officer. A request for the acknowledgment should be submitted to the General Counsel or Chief Financial Officer at least five (5) business days in advance of the effective date of the trading plan to ensure a timely response. It is your sole responsibility to ensure that any trading plan complies with all applicable laws; acknowledgement by the General Counsel or Chief Financial Officer is not an assurance that your trading plan is otherwise legal or acceptable. Your entry into a 10b5-1 trading plan, and the details of such plan, may be required to be disclosed by the Company in its filings with the Securities Exchange Commission (“SEC”).

Hedging or Pledging of Company Stock

If you are a member of our Board of Directors or an employee classified at the senior director level (M5 or equivalent) or above, in addition to the requirements and restrictions that are imposed upon you as an Insider in the Company, you may not engage in hedging, pledging, monetization, or similar transactions (locking in a value for securities in exchange for protection against drastic upside or downside price movement) involving Company securities.

Section 16 Directors and Officers

Members of our Board of Directors and certain executive officers are designated as Section 16 persons under the rules of the SEC and are subject to additional requirements and restrictions, including:

a)You are required to file a Form 144 – Notice of Proposed Sale of Securities prior to or concurrent with your proposed sale of Company securities. It is your sole responsibility to ensure that this form is timely and accurately filed (this is something your broker may assist with).

b)You are required to file a statement of ownership regarding your Company securities with the SEC within two (2) business days following most purchases, sales or other acquisition or transfer or gift of Company securities. It is your sole responsibility to ensure that your transactions are timely and accurately reported. As a courtesy, the Company's Legal Department is available to assist you with your Section 16 filings; however, the Company is not liable to you for any late or incorrectly filed reports. You may also seek reporting assistance from your personal advisor.

c)You are required to have your broker or financial advisor (i) verify with the General Counsel that the Trading Window is open and that you are cleared to trade prior to engaging in any transactions in Company securities on your behalf and (ii) immediately notify the Company of any completed transactions. If the Company assists you with your Section 16 filings, you must maintain electronic filing access codes and update the Company with any changes to these codes.

Insider Trading Policy    Date Adopted: 01-19-2006
Page 4 of 5    Date Amended: 01-30-2015; 04-24-2015; 07-20-2018; 01-27-2023
    Responsible Department: Legal

        Exhibit 19.1

d)Any late reports must be reported in detail in the Company’s Proxy Statement. In addition, the SEC is entitled to seek equitable relief for any violations of the Act, including untimely or inaccurate Section 16 reports. This means that you may be personally liable to shareholders if you fail to timely and accurately file your reports.

e)You may not engage in any transaction of Company securities which involves the purchase-and-sale or sale-and-purchase of Company securities within a period of less than six (6) months (“short-swing” transactions). If short-swing transactions occur, the Company is required to recover from you any profit realized by these transactions.

i.The short-swing transaction policy also applies to Related Persons.

ii.If certain other criteria are met, neither the receipt of a stock option, the exercise of that option, nor the purchase of stock under an ESPP is considered a “purchase” when evaluating short-swing transactions. The sale of any shares, however, will be included in any short-swing transaction calculation.

iii.Short-swing profits are calculated based upon the difference between the sale and purchase prices of any shares traded within any six-month period. As a result, a Section 16 person who engages in a short-swing transaction may be required to disgorge “profits” to the Company even if he or she has an investment loss on the shares that were sold.

f)You should not engage in transactions involving Company securities such as “short sales” (selling securities that you do not own and then covering the sale with securities bought after a decline in price) or “sales against the box” (selling securities that you do own but not delivering them within the prescribed time period).

Questions

If you have any questions regarding this Insider Trading Policy, please contact the General Counsel or Corporate Secretary.

Failure to Comply

Failure to comply with this Policy could have serious consequences for the Company and the individuals involved, including civil or criminal prosecution. Violations of this Policy may also result in serious disciplinary action, including termination of employment.

Insider Trading Policy    Date Adopted: 01-19-2006
Page 5 of 5    Date Amended: 01-30-2015; 04-24-2015; 07-20-2018; 01-27-2023
    Responsible Department: Legal